UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   30DC, INC.
                      ------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)

                                      NONE
                      ------------------------------------
                                 (CUSIP Number)

                              THEODORE A. GREENBERG
                                 80 BROAD STREET
                                    5TH FLOOR
                               NEW YORK, NY 10004
                      ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 2015
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


CUSIP No.             None
--------------------------------------------------------------------------------

          1.
               Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Theodore A. Greenberg
               -----------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group
               (See Instructions)

               (a)
               (b)
               -----------------------------------------------------------------

          3.   SEC Use Only.

               -----------------------------------------------------------------

          4.   Source of Funds (See Instructions) (See item 3)                OO

               -----------------------------------------------------------------
          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

               -----------------------------------------------------------------

          6.   Citizenship or Place of Organization                United States
               -----------------------------------------------------------------


Number of                7.   Sole Voting Power                     3,680,770(a)
Shares
Beneficially     ---------------------------------------------------------------
Owned by                 8.   Shared Voting Power                              0
Each
Reporting        ---------------------------------------------------------------
Person With              9.   Sole Dispositive Power                3,680,770(a)

                 ---------------------------------------------------------------

                        10.   Shared Dispositive Power                         0
                 ---------------------------------------------------------------


         11.   Aggregate Amount Beneficially Owned by Each Reporting Person

               2,180,770 common shares; 1,500,000 unexercised stock options
               -----------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

               -----------------------------------------------------------------

         13.   Percent of Class Represented by Amount in Row (11)   5.69% (a)(b)

               -----------------------------------------------------------------

         14.   Type of Reporting Person (See Instructions)

               IN
               -----------------------------------------------------------------

(a) 2,180,770 common shares; 3.37% and 1,500,000 unexercised stock options; 2.32% for a total of 5.69% based upon 64,659,783 shares issued and outstanding as of date of filing if Mr. Greenberg's options were exercised.

(b) If all options and warrants outstanding were exercised in the next 60 days, there would be 67,068,632 shares issued and outstanding thereby adjusting Mr. Greenberg's percentage to 5.49%.

ITEM 1. SECURITY AND ISSUER

The security upon which this report is based is the common stock, par value $0.001 per share, of 30DC Inc., a Maryland corporation (the "Issuer"), with executive offices located at 80 Broad Street, 5th Floor, New York, NY 10004. This statement amends the Schedule 13D/A Amendment No. 2 dated November 1, 2010 filed by Theodore A. Greenberg. The purpose of this Amendment is to reflect that Mr. Greenberg's beneficial ownership is more than 5% as a result of the transactions described in Item 4 below.


ITEM 2. IDENTITY AND BACKGROUND.

     (a) NAME: This statement is filed by Theodore A. Greenberg.

     (b) BUSINESS ADDRESS: 80 Broad Street, 5th Floor, New York, NY 10004

     (c) EMPLOYMENT INFORMATION: Theodore A. Greenberg is the Chief Financial Officer of 30DC, Inc. is a senior financial executive with more than 20 years experience in private equity, consulting, industry and public accounting. Mr. Greenberg is a director and former chairman of the audit committee of Biophan Technologies, Inc. He was a General Partner and co-founder of Park Avenue Equity Partners, LP, a $110 million private equity fund focused on the middle market. In his five years with Park Avenue, Ted sourced, evaluated and negotiated deals and worked extensively with portfolio companies post acquisition. Prior to founding Park Avenue, he worked with Development Capital, LLC on direct equity investments and served as consulting CFO to one of Development Capital's portfolio companies. Previously, Ted directed the financial services practice at Marcum & Klieg man, LLP, a New York Metropolitan area accounting and consulting firm where he advised on merger and acquisition transactions, as well as operations and taxation. From 1980 to 1993 Ted provided operations, finance and taxation consulting services to a variety of real estate partnerships, financial service companies and entrepreneurial ventures. He graduated with a BS in Accounting, Cum Laude, from the State University of New York at Albany and received an MBA in Finance & Business Policy from the University of Chicago. Ted earned certification as a Certified Public Accountant in New York State.

     (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Theodore A. Greenberg is a citizen of United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable

ITEM 4. PURPOSE OF TRANSACTION

On July 30, 2015, the 30DC, Inc. (the "Company") board of directors approved two agreements, one with Marillion Partnership and one with Netbloo Media, Ltd., each of which acquired certain Internet Marketing business assets from 30DC, Inc. in exchange for a portion of the 30DC, Inc. common stock that each held.

As a result of the transactions, the Company's issued and outstanding shares were reduced thereby increasing Mr. Greenberg's percentage of beneficial ownership.

On December 22, 2015, Mr. Greenberg entered into an Employment Agreement with 30DC, Inc., a Maryland corporation. Mr. Greenberg received 500,000 shares of common stock pursuant to the Employment Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number and percentage of the class of securities beneficially owned:

     Theodore A. Greenberg beneficially owns 2,180,770 shares of Issuer's common stock, representing approximately 3.37% of the issued and outstanding common stock of the Issuer. Mr. Greenberg beneficially owns 1,500,000 unexercised stock options to purchase shares of Issuer's common stock, representing approximately 2.32% of the issued and outstanding common stock of the Issuer, for a combined total of 5.69% of the issued and outstanding if Mr. Greenberg's options were exercised. If all options and warrants outstanding were exercised in the next 60 days, there would be 67,068,632 shares issued and outstanding thereby adjusting Mr. Greenberg's percentage to 5.49%.

     (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:


        Sole Power to Vote or to Direct the Vote:                      3,680,770

        Shared Power to or to Direct the Vote:                                 0

        Sole Power to Dispose or to Direct the Disposition of:         3,680,770

        Shared Power to Dispose or to Direct the Disposition of:              0


     (c) Transactions in the securities effected during the past sixty days:

     See Item 4 above which is incorporated by reference herein.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities (See Item 4 above):

           N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 above which is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

10.1 - Employment Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 8, 2016               By: /s/ Theodore A. Greenberg
                                        -----------------------------------
                                              Theodore A. Greenberg